BINGHAM McCUTCHEN LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

September 24, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pioneer ILS Interval Fund (File Nos. 333-197909; 811-22987)
Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of our client, Pioneer ILS Interval Fund (the “Fund”), a Delaware statutory trust, we are hereby filing Pre-Effective Amendment No. 1 (the “Amendment”) to the Fund’s registration statement on Form N-2 (the “Registration Statement”). In addition, this letter is to respond to comments we received from Mr. Derek Newman of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) regarding the Registration Statement. Following are the Staff’s comments and the Fund’s responses thereto.

PROSPECTUS SUMMARY

The Offering (Page 4)

1.	Comment:	The disclosure provides that the Fund requires a minimum initial investment of $5,000,000, subject to the adviser making certain exceptions. The adviser may waive the minimum investment requirement. Generally, the staff has observed that funds that invest primarily in insurance-linked securities (“ILS”) have, among other things, limited the sale of fund shares to institutional investors (and other investors that meet certain eligibility criteria), and have imposed a high minimum initial investment requirements. These qualification and investment requirements may be the result of concerns regarding the suitability of ILS for individual retail investors (see FINRA Investor Alert – Catastrophe Bonds and Other EventLinked Securities, available at http://www.finra.org/Investors/Protect Yourself/InvestorAlerts/Bonds/P038367).

In your response, please supplementally provide examples of situations in which the Fund may make exceptions to its minimum initial investment requirement. In addition, if any exceptions could result in individual retail investors being permitted to invest in the Fund, please advise us why you believe it would be appropriate to allow those investors into the Fund.

Response:

The disclosure has been revised to reflect that shares in the Fund are generally available for purchase by or through registered investment advisers acting in a fiduciary capacity on behalf of their clients and by or through other qualified intermediaries and programs sponsored by such qualified financial intermediaries. Shares are also available to certain direct investors, which may be individuals, trusts, foundations and other institutional investors. Initial investments in the Fund by or through a registered investment adviser or other qualified financial intermediary are subject to a $5,000,000 minimum per registered investment adviser or intermediary. Initial investments in the Fund by direct investors are subject to a $1,000,000 minimum.

The investment minimums described above are designed to limit investments in the Fund to sophisticated investors. In addition, the Fund’s adviser intends to assess the level of sophistication of the registered investment advisers, intermediaries and direct investors, including the investor’s assets under management and familiarity with the ILS asset class and the risks of ILS investments.

Examples of circumstances under which the Fund would waive the investment minimums described above include: (i) a waiver with respect to a registered investment adviser or other qualified intermediary that invests substantially all of the minimum investment amount (e.g., $4,000,000); and (ii) a waiver with respect to an institutional investor who invests through an intermediary that has not met the $5,000,000 investment minimum.

As indicated above, individual investors may have access to the Fund as clients of registered investment advisers acting as fiduciaries on their behalf or through other qualified intermediaries. The Fund believes that such registered investment adviser or other intermediary will be in the best position to determine the suitability of the individual investor’s investment in the Fund. The Fund expects that a registered investment adviser or other intermediary that allocates a portion of a client’s assets to an investment in the Fund would do so only as part of the client’s overall investment program. Furthermore, as noted above, the Fund’s adviser intends to assess the level of sophistication of the registered investment adviser or intermediary. The Fund notes that individual investors who invest at least $1,000,000 also may invest in the Fund directly. As noted above, the Fund believes that such an investment minimum limits investments in the Fund to sophisticated investors. In addition, the Fund’s adviser intends to assess the level of sophistication of each direct investor.

The Fund submits that, as indicated by the FINRA Investor Alert referred to by the Staff, it is not unusual for high income funds to hold ILS. The Fund notes that the Fund’s adviser has significant experience investing in ILS, and that a number of funds in the Pioneer fund family hold ILS. Based on the adviser’s extensive experience with ILS, the Fund does not believe that the risks of investing in ILS are significantly different from the risks of investing in other high income securities. Accordingly, the Fund does not believe that, as a general matter, an investment in the Fund is any less appropriate for a retail investor than an investment in a fund that invests primarily in other categories of high income securities. The Fund acknowledges that certain ILS may be less liquid than other categories of high income securities but notes that the Fund has been structured as an interval fund, and will maintain adequate liquidity to comply with Rule 23c-3 under the Investment Company Act.

Investment Objective and Principal Investment Strategies – Portfolio Investments (Page 5)

2.	Comment:	The Fund has an 80% policy with respect to investments in ILS, and derivative instruments that provide exposure to ILS or have similar economic characteristics to ILS may be used to satisfy the 80% test. For purposes of determining satisfaction of the 80% test, please confirm that the market value of these derivative instruments, rather than the notional value, will be used by the Fund.

	Response:	The Fund confirms that the market value of derivative instruments that provide exposure to ILS or have similar economic characteristics to ILS will be used by the Fund for purposes of determining satisfaction of the Fund’s 80% test.

Risk Considerations (Page 15)

3.	Comment:	The prospectus currently includes a U.S. government agency obligations risk. In light of recent U.S. government budget and debt ceiling issues and ratings downgrades, please also consider incorporating U.S. Treasuries risk. For example, similar to other issuers, changes to the financial condition or credit rating of the U.S. government may cause the value of the Fund’s U.S. Treasury obligations to decline.

	Response:	The Fund has added disclosure to address the Staff’s comment.

4.	Comment:	If certain of the Fund’s investments in event-linked bonds and other ILS may be treated as equity in passive foreign investment companies for U.S. federal income tax purposes, please include “Tax Risk” disclosure discussing the tax implications associated with these investments.

	Response:	The Fund has added disclosure to address the Staff’s comment.

PROSPECTUS Summary of Fund Expense (Page 24)

5.	Comment:	Given the high initial investment minimum, please consider including a second Example (or otherwise supplementing the disclosure) to show expenses based on a $5,000,000 minimum investment.

	Response:	As noted above, the Fund has revised the disclosure to reflect that initial investments in the Fund by direct investors are subject to a $1,000,000 minimum. Accordingly, the Fund has added an example to show expenses based on a $1,000,000 minimum investment to address the Staff’s comment. However, the Fund does not believe that an example to show expenses based on a $5,000,000 minimum investment would be helpful to investors. The $5,000,000 investment minimum is applied on a per registered investment adviser or intermediary basis to investments by or through the registered investment adviser or intermediary. In addition, the registered investment advisers and other financial intermediaries may impose their own minimum investment requirements. Thus, the Fund has not added an example to show expenses based on a $5,000,000 minimum investment.

6.	Comment:	(a) A footnote to the Example provides that “[b]ecause there are no costs associated with repurchases, your costs would be the same whether you hold your shares or submit your shares for repurchase at the end of the time periods indicated.” This disclosure suggests that the 2.00% repurchase fee is not reflected in the table. However, because the Fund may introduce the repurchase fee at any time (as disclosed on page 22), we believe that the Example should be calculated assuming the application of the maximum repurchase fee. Please revise the Example accordingly and remove the disclosure cited above from the footnote.

	Response:	The Fund has revised the disclosure to address the Staff’s comment.

	Comment:	(b) In order to convey that the Fund currently does not impose a repurchase fee, the Fund may revise footnote 1 to explain that the Example reflects the maximum repurchase fee, although the Fund does not currently charge a repurchase fee (but may do so in the future).

	Response:	The Fund has added disclosure to address the Staff’s comment.

Periodic Repurchase Offers (Page 47)

7.	Comment:	In the paragraph immediately following the list of bullets on page 48, please enhance the disclosure to explicitly explain what constitutes “good order” and/or “good form.”

	Response:	The Fund has added disclosure to address the Staff’s comment.

8.	Comment:	Please use bold font for the following sentence appearing on page 49: “There is no assurance that you will be able to have your shares repurchased by the fund when or in the amount that you desire.”

	Response:	The Fund has revised the disclosure to address the Staff’s comment.

Net Asset Value (Page 59)

9.	Comment:	The disclosure currently provides that the Fund generally values debt securities and certain derivative instruments by using the prices supplied by independent third party pricing services. Please supplementally confirm whether the Board has evaluated and generally understands the inputs, methods, and assumptions used by these pricing services to determine their evaluated prices with respect to ILS, and how those inputs, methods, and assumptions are affected (if at all) as market or other conditions change.

	Response:	The Fund confirms that the Valuation Committee of the Board has conducted discussions with the Fund’s adviser to evaluate the inputs, methods, and assumptions used to determine evaluated prices with respect to ILS, and, based on those discussions, generally understands such inputs, methods and assumptions and how such inputs, methods, and assumptions are affected (if at all) as market or other conditions change.

STATEMENT OF ADDITIONAL INFORMATION Investment Policies, Risks and Restrictions – Event-Linked Swaps (page 3)

10.	Comment:	With respect to the use of event-linked swaps, the disclosure provides that if a trigger event occurs, the Fund may lose the swap’s notional value. Please supplementally explain how the Fund will meet its asset coverage obligations with respect to these instruments.

	Response:	The Fund notes that, with respect to investments in event-linked swaps, the Fund intends to segregate liquid assets at least equal to the notional value of such event-linked swaps to meet the Fund’s asset coverage obligations.

Financial Futures and Options Transactions (page 20)
11.	Comment:	Please revise the disclosure to reflect that the adviser will not, with respect to its management of the Fund, be subject to regulation as a commodity pool operator (“CPO”). In addition, if the adviser is not currently registered as a CPO, also revise the disclosure to clarify that management of the Fund will not subject the adviser to registration as a CPO.

	Response:	The Fund has revised the disclosure to address the Staff’s comment.

Asset Segregation (page 23)

12.	Comment:	If the Fund sponsors/arranges for trusts issuing floating rate notes (“floaters”) and inverse floaters, please supplementally confirm that the floaters are subject to the Fund’s asset segregation. It is the staff’s position that a tender option bond financing involves the issuance of a senior security by a fund unless the fund segregates unencumbered liquid assets (other than the bonds deposited into the trust) with a value at least equal to the amount of the floaters plus accrued interest, if any (see Investment Management Staff Issues of Interest, Funds Using Tender Option Bond (TOB) Financing (March 29, 2012).

	Response:	The Fund confirms that, to the extent the Fund invests in such floaters, the Fund would segregate unencumbered liquid assets (other than the bonds deposited into the trust) with a value at least equal to the amount of the floaters plus accrued interest, if any, to meet the Fund’s asset coverage obligations.

Investment Restrictions – Fundamental Investment Policies (page 27)

13.	Comment:	Please delete the following disclosure from the third paragraph, as it is not applicable to the Fund: “[W]ith respect to tax-exempt funds that invest 80% of their assets in tax-exempt securities, securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions.”

	Response:	The Fund has revised the disclosure to address the Staff’s comment.

14.	Comment:	The disclosure provides that, “[a]s of the date of the SAI, the fund’s adviser may assign an industry classification for an exchange-traded fund in which the fund invests based on the constituents of the index on which the exchange-traded fund is based.” Please supplementally confirm whether the adviser will similarly assign industry classifications for exchanged-traded notes.

	Response:	The Fund notes that, consistent with the current disclosure, the Fund generally intends to rely on the MSCI Global Industry Classification Standard when identifying industry classifications for exchange-traded notes.

GENERAL COMMENTS

15.	Comment:	Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

	Response:	FINRA has not reviewed the proposed underwriting terms and arrangements of the transaction. The Fund notes that FINRA Rules do not require the Fund to submit a plan of distribution to FINRA in advance of the initial offering of the Fund. In particular, the Fund notes that FINRA Rule 5110(b)(8)(C) exempts “securities of any ‘closed-end’ investment company as defined in Section 5(a)(2) of the Investment Company Act that: (i) makes periodic repurchase offers pursuant to Rule 23c-3(b) under the Investment Company Act; and (ii) offers its shares on a continuous basis pursuant to Rule 415(a)(1)(xi) of SEC Regulation C.”

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz
Jeremy Kantrowitz

cc:	Terrence J. Cullen
Christopher J. Kelley
Roger P. Joseph
Toby R. Serkin